

# 2022
# REPORT TO SHAREHOLDERS
## UNITED BANKSHARES, INC.

**WASHINGTON, DC**



**CHARLOTTE, NC**



**GREENVILLE, SC**



**CHARLESTON, SC**

# A Letter from our CEO

# 2022

Dear Fellow Shareholders,



Richard M. Adams, Jr.
*CEO*

It is with great excitement and optimism for the future, as well as with great respect and appreciation for the past, that I write this message to you. I am excited to have the opportunity to serve as CEO of United Bankshares, Inc. (UBSI), and I am optimistic about where our team can take UBSI going forward. I am also respectful of the legacy of my predecessor, Richard Adams, and appreciative of the foundation he has laid for us to build upon.



Richard M. Adams
*Executive Chairman*

Richard served as Chairman and CEO of our Company for 47 years. Under his leadership, we grew from a single-office, $100 million bank, to become the premier banking company in the Mid-Atlantic and Southeast with 250 locations and nearly $30 billion in assets. When he decided to step down as CEO, he left the position as one of the most successful, respected, and longest tenured leaders in our industry. Fortunately, he decided to just step back, and not to step away, as he transitioned to Executive Chairman last year.

With an incredible legacy behind us, we go forward committed to our mission of service, dedicated to living our values, and conscious of preserving our culture. Certainly our industry is ever changing, and we must be quick to adapt and innovate in order to compete. But we will remain mindful of our rich history, and adhere to the fundamentals that have driven our success for 183 years.





**A Rich History**
*United's roots took hold 183 years ago on St. Patrick's Day.*

# United's Fundamentals

## Mission
Excellence in service to our employees, our customers, our shareholders, and our communities

## Values

**Integrity** We do what is right for our employees, our customers, our shareholders and our communities — 100% of the time.

**Hard Work** We strive to out-perform our competition with diligence, efficiency, and accuracy.

**Teamwork** We work together to accomplish our company's vision, mission, and our customers' financial goals.

**Caring** We display kindness and respect to each other and our customers.

## Culture
Entrepreneurial
Relationship-Based
Efficient
Service-Oriented

Against a challenging backdrop of economic uncertainty, rising interest rates, increasing geopolitical risks, inflationary pressures, a declining stock market, and a difficult regulatory environment, UBSI posted exceptional results for last year. 2022 saw record earnings, record loan growth, and one of the best total shareholder returns in the industry.

Our profitability metrics outperformed our peers, and our commitments to safety, soundness, and efficiency were second to none. We were recognized as one of the most trustworthy banking companies in the nation by *Newsweek*, and we continued to make a positive difference in our communities.



In 2022 we earned $379.6 million in net income, which is the most we have earned in any year of our Company's long history. One driver of those earnings was record organic loan growth, with average net loans increasing $1.7 billion. While our growth was well-diversified geographically and by line-of-business, our new markets in the Carolinas led the way.



### Net Income *(millions)*
*United Bankshares, Inc. 2010 - 2022*



| Year | Net Income |
|------|------------|
| 2010 | 71.9 |
| 2011 | 75.6 |
| 2012 | 82.6 |
| 2013 | 85.6 |
| 2014 | 129.9 |
| 2015 | 138.0 |
| 2016 | 147.0 |
| 2017 | 150.6 |
| 2018 | 256.3 |
| 2019 | 260.1 |
| 2020 | 289.0 |
| 2021 | 367.7 |
| 2022 | 379.6 |

Our success in the Carolinas is a validation of our M&A strategy, which is to expand into attractive new markets and then to drive organic growth. Our size, our structure, and our relationship approach to lending are turning heads in our new markets. Oftentimes, a bank's growth strategy is driven either organically or by M&A, but we are focused on excelling at both, which is a real competitive advantage.



Another area that drove strong earnings was our first margin expansion in six years. Certainly rising rates were a tailwind that boosted bank earnings generally, but we benefited more than most. Our margin increases were higher and faster than others; our deposit betas were lower and increased slower than others; and our investment portfolio held up much better than others. And this was no accident. The reason we did so well was because of the strategy, the discipline, and the decisions we made day in and day out with our balance sheet that put us in a position to win.

### Successful M&A History

*United Bankshares has successfully completed 33 acquisitions, expanding our business throughout the Mid-Atlantic and Southeast.*

PENNSYLVANIA

WEST VIRGINIA

MARYLAND

VIRGINIA

NORTH CAROLINA

SOUTH CAROLINA

GEORGIA

### United's Reach

*United Bank has grown to nearly 250 locations across eight states — Virginia, West Virginia, Maryland, North Carolina, South Carolina, Pennsylvania, Ohio, and Georgia — and Washington, D.C.*



### Virginia

**#7** in the state with $9.2 billion in deposits
(including VA deposits within the D.C. MSA)



### West Virginia

**#2** in the state with $6.1 billion in deposits
**#1 or #2** in deposit market share in our 5 largest markets



### Washington, D.C. MSA

**#1** regional bank (**#7** overall) with $10.2 billion in deposits



### North Carolina

**#18** in the state with $2.2 billion in deposits
*Select MSAs:* **#16** in Charlotte, **#26** in Raleigh, **#14** in Wilmington,
**#11** in Greenville, **#1** in Washington, **#8** in Rocky Mount,
**#10** in Fayetteville



### South Carolina

**#11** in the state with $1.9 billion in deposits
*Select MSAs:* **#11** in Charleston, **#5** in Myrtle Beach,
**#12** in Greenville, **#16** in Columbia

**Attractive Market Share Position**

*United continues to build franchise value with an attractive mix of both high growth MSAs and stable, rural markets with a dominant market share position. Further growth opportunities exist to expand our presence in some of the most desirable banking markets in the nation.*

In addition, we have an enviable core deposit franchise which proved valuable in the rising rate environment we saw in 2022. Our footprint consists of a good mix of high growth markets and stable, rural markets where we maintain dominant market share positions. The geographic diversity of our deposit franchise allowed us to better manage our funding costs, grow our margin, and navigate the challenging environment related to deposits.

Our disciplined expense control culture also helped us achieve record earnings. Our non-interest expense declined from $582 million in 2021 to $555 million in 2022, and our efficiency ratio improved year-over-year from 57.01% to 52.88%. Tightly managing expenses, and a constant focus on efficiency, has long been a hallmark of our culture and is a significant contributor to our success. Our efficiency ratio continues to outperform that of our proxy peer group.

**Non-Interest Expense**
*2021 - 2022*



**Efficiency Ratio**
*2021 - 2022*



In addition to outperforming our proxy peers with our efficiency ratio, we also significantly outperformed on return on average assets. Our 1.31% compares to 1.09% for our peer group. This outperformance equates to $65 million in additional annualized net income for UBSI.

### Return on Average Assets

*UBSI as compared to Proxy Peer Group*



1.09%
1.31%
Proxy Peer Group
UBSI



UNITED BANK

Our conservative credit and underwriting culture continues to serve us well. Non-performing assets (NPAs) were down $45 million (42%) in 2022. In fact, NPAs as a percentage of total assets have declined 13 consecutive quarters, and our net charge-offs were 0% for the year. Perhaps most significant as we move forward is the fact that the reserve grew in 2022, which will help prepare us should economic conditions deteriorate.

## Non-Performing Assets Ratio
*Thirteen consecutive quarters of improving non-performing assets to total assets.*



| 2019 FQ3 | 2019 FQ4 | 2020 FQ1 | 2020 FQ2 | 2020 FQ3 | 2020 FQ4 | 2021 FQ1 | 2021 FQ2 | 2021 FQ3 | 2021 FQ4 | 2022 FQ1 | 2022 FQ2 | 2022 FQ3 | 2022 FQ4 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 0.80 | 0.75 | 0.73 | 0.71 | 0.69 | 0.59 | 0.50 | 0.45 | 0.39 | 0.36 | 0.32 | 0.29 | 0.28 | 0.21 |

Strong earnings, loan growth, and profitability, along with strong asset quality, capital, and liquidity resulted in strong total shareholder returns in 2022. While our proxy peer group average total return was -11.57%, the KBW Regional Banking Index (KRX) was -6.92%, and the KBW Bank Index (BKX) was -21.40%, UBSI delivered total shareholder return of 16.04%. Our returns also compare favorably to the broader markets, as the S&P 500 was -18.13% and the NASDAQ was -32.51%. Notably, we finished the year as the second best performing company in the KRX.

**Total Shareholder Return**

*UBSI outperformed our proxy peer group, the KBW Regional Banking Index (KRX), and the KBW Bank Index (BKX) in 2022.*



2022 marked another milestone for our Company as we increased our dividends to shareholders for the 49th consecutive year, a record only one other banking company in the U.S. has achieved. Nothing speaks to the strength, consistency, and quality of our performance quite like our dividend streak. We are committed to the dividend, and we are focused on reaching 50 years in 2023.

**Dividends per Share**
*1974 - 2022*



2022
**$1.44**

1974
**$0.055**

**49 Consecutive Years**
*Dividends per Share of $1.44 for the year 2022 represents an increase over $1.41 per share paid for the year of 2021, marking 49 consecutive years of dividend increases. United is one of only two major banking companies in the U.S. to have increased its dividend to shareholders for at least 49 consecutive years.*

We are also focused on continuing our commitment to a strong environmental, social, and corporate governance (ESG) program. Our ESG program is monitored at the highest levels of our company, and we have formed an ESG Management Committee comprised of senior leadership to set the strategy to guide our important efforts here.



Our climate strategy continues to develop and advance, and in 2022 we made great strides in preparing our institution for anticipated regulatory requirements. We began work on calculating scope 1 and 2 GHG emissions, which will serve as a critical baseline as we continue to implement efficiency upgrades across our brick and mortar locations, and we are integrating climate risk into our overall enterprise risk management program.

Our commitment to our communities continues to be a top priority and an important part of who we are as a Company. Last year our team members volunteered more than 30,000 hours, worked with more than 2,000 community organization partners, served on more than 475 boards, and raised and donated millions of dollars in support of our communities.


INTER-FAITH
FOOD
SHUTTLE
MEMBER OF FEEDING AMERICA
BlueCross BlueShield of North Carolina

**Stepping Up, Giving Back**

*United's bank-wide volunteer infrastructure connects employees to high-impact service opportunities.*


UNITED BANK
1839
10/03/2022
Pay to the Order of
United Bank Charity Classic
$357,000.00
Three Hundred Fifty Seven Thousand and
00/100
Dollars
Memo
2022 Net Proceeds
United Bank



## 2022 Community Impact

- Over **30,000** volunteer hours
- Over **2,000** community partnerships
- Service on over **475** boards

We have built a community development investment portfolio of more than $200 million, and in 2022 we originated more than $200 million in community development loans. These commercial loans advance affordable housing, benefit historically underserved families, support small business growth, and revitalize communities across our footprint. On the mortgage lending side, we originated over 4,400 loans totaling more than $1.4 billion to historically underserved communities.







**Affordable Housing**

*United has partnered with Jubilee Housing to bring an array of affordable housing developments and social services to the Adams Morgan and Columbia Heights neighborhoods in D.C.*


ES EL MOMENTO PARA
HACER NEGOCIOS.
PRÉSTAMOS PARA PEQUEÑOS NEGOCIOS
UNITED BANK
The Community Bank of
The Nation's Capital


IT'S TIME FOR BUSINESS
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BUSINESS BANKING
Business Loans
Free Business Checking*
Remote Deposit Capture
Treasury Management
Credit Cards
UNITED BANK
The Community Bank of
The Nation's Capital
Call:
1.800.327.9862
Click:
BankWithUnited.com
Visit:
Any United Bank Branch
*$100 to open Member FDIC

Our work to ensure our company is diverse, equitable, and inclusive continues to yield strong results. 2022 was highlighted by the creation of an internal diversity, equity, and inclusion (DE&I) metrics dashboard to be used as a tool to measure progress toward achieving DE&I benchmarks. While we must always strive to improve, these metrics illustrate our company is a place where women thrive and where people of color are experiencing broader career advancement opportunities each year.

Our workforce is 66% women and more than half of all managers are women. Our executive officers are 21% women and our Board of Directors is 20% women. In 2022, we named the first ever woman President of United Bank, and we have set a goal to achieve gender parity at the executive level in the next 10 years.

We are executing on our strategy to hire more diverse employees. Also, tenure is increasing among our diverse employees, and they are being promoted at comparable rates to our overall workforce. We are working toward our goal to be reflective of our communities with regard to race and ethnicity over the next 10 years.

**2022**
**DE&I Council**

*These leaders from across the Company's geography and lines of business are committed to nurturing United's inclusive culture.*





*"*Building strong relationships with our team members, customers, and communities is a core tenet of who we are at United Bank and what drives me every day.*"*

Julie R. Gurtis
President, United Bank

*Julie Gurtis was appointed to her position as United Bank President in 2022 and is responsible for overseeing the institution's banking services and nearly 250 locations across the Mid-Atlantic and Southeast. She joined the company in 1990 and previously served as Chief Commercial Banking Officer. Throughout her more than 30-year career, Gurtis has held many roles, including Commercial Lender, Market President, and Regional President.*



**America's Most Trustworthy Companies**

*Newsweek reviewed publicly traded U.S. corporations and surveyed U.S. residents to determine America's Most Trustworthy Companies. United ranked second nationally as the "Most Trustworthy Company" in the banking category in 2022.*

While we are proud of the results we generated in 2022 (financial and non-financial), the way we managed risk, and the value we created for our shareholders, perhaps the most exciting accomplishment last year was being named by *Newsweek* as one of America's Most Trustworthy Companies. The media outlet reviewed publicly traded U.S. corporations in 22 industries with $500 million or more in annual revenues and ranked United #2 in the bank category. The rankings were based on which companies treated their customers fairly, treated their employees fairly, and would make good long-term investments.

Trust in many institutions — the government, the media, and yes, the financial services sector too — has waned in recent years, yet it is so critical to a company's success. Without trust, we would not able to fulfill our mission of service to our stakeholders — our employees, our customers, our communities, and our shareholders.

Our employees need trust to be fully engaged. This engagement makes them happier, more productive, and it results in greater retention. The Great Resignation, which hurt so many companies last year, has not had a significant effect on our Company, and we are proud of our team members' continued commitment to UBSI.

Our customers demand trust because that is what strong relationships require. Our approach to customer acquisition, retention, and service is founded upon building strong relationships, and we cannot have success in this area without trust. We can't build deep connections in our communities without trust. And we can't execute for you, our shareholders, if we don't establish and communicate our goals, and then deliver on them.

After all, trust is established with stakeholders when a company commits to doing the right things and then does them consistently over time. Trust takes time, and must be earned. A commitment to building trust is embedded in our culture, and it is something we will hold true for many years to come.

In closing, there were many things to celebrate in 2022, and I couldn't be any prouder of what our team accomplished. While we anticipate a difficult operating environment in 2023, we enter the new year from a position of strength, and we are looking forward to taking on the challenges the new year brings.

*Sincerely,*

Richard M. Adams

*Richard M. Adams, Jr.*
*CEO*


UNITED BANK

## United Bankshares, Inc.
## United Bank
### *Board of Directors*



*Seated:  Richard M. Adams, Jr., Lacy I. Rice III, Patrice A. Harris, MD, Richard M. Adams*

*Standing:  Albert H. Small, Jr., Peter A. Converse, J. Paul McNamara, Mary K. Weddle,*
*Mark R. Nesselroad, Michael P. Fitzgerald, Jerold L. Rexroad, Diana Lewis Jackson, Gary G. White,*
*Charles L. Capito, Jr., P. Clinton Winter*

## United Bankshares, Inc.

### Corporate Executive Officers


**Richard M. Adams**
*Executive Chairman
of the Board*


**Richard M. Adams, Jr.**
*Chief Executive Officer*


**James J. Consagra, Jr.**
*President*


**Ross M. Draber**
*Executive Vice President
and Chief Operating Officer*


**Douglas B. Ernest**
*Executive Vice President
and Chief Credit Officer*


**Julie R. Gurtis**
*Executive Vice President;
President, United Bank*


**Matthew L. Humphrey**
*Executive Vice President
and Head of Wealth &
Investment Management*


**Charles J. Mildren**
*Executive Vice President
and Chief Consumer
Banking Officer*


**Michael P. Proctor**
*Executive Vice President
and Chief Commercial
Banking Officer*


**Jerold L. Rexroad**
*Executive Vice President;
Chairman of the Carolinas*


**Anna J. Schultheis**
*Executive Vice President
and Secretary to the Board*


**Ami L. Shaver**
*Executive Vice President
and Head of Human
Resources; Director, Retail
Sales and Service*


**W. Mark Tatterson**
*Executive Vice President,
Chief Financial Officer and
Treasurer*


**Darren K. Williams**
*Executive Vice President,
Chief Information and
Risk Officer*

---

## United Bankshares, Inc.

### Directors

**Richard M. Adams**
*Executive Chairman
of the Board*

**Richard M. Adams, Jr.**
*Chief Executive Officer*

**Charles L. Capito, Jr.**
*Former Managing Director,
Wells Fargo Advisors*

**Peter A. Converse**
*Former President and CEO,
Virginia Commerce
Bancorp, Inc.*

**Michael P. Fitzgerald**
*Vice Chairman*

**Patrice A. Harris, MD**
*Psychiatrist; Chief
Executive Officer, eMed;
and Past President,
American Medical Assn.*

**Diana Lewis Jackson**
*President and Founder,
Action Facilities
Management*

**J. Paul McNamara**
*Chairman, Potomac
Capital Advisors*

**Mark R. Nesselroad**
*Chief Executive Officer,
Glenmark Holding, LLC*

**Jerold L. Rexroad**
*Executive Vice President;
Chairman of the Carolinas*

**Lacy I. Rice III**
*Co-founder & Managing
Partner, Federal Capital
Partners*

**Albert H. Small, Jr.**
*President, Renaissance
Centro Inc., LLC*

**Mary K. Weddle**
*Former Executive Vice
President, The Long &
Foster Companies*

**Gary G. White**
*Principal Consultant,
JRW, LLC; and Former
Interim President,
Marshall University*

**P. Clinton Winter**
*President, Bray & Oakley
Insurance Agency*

### Directors Emeriti

**Robert G. Astorg**
*Principal, Astorg & Jones
CPAs, A.C.*

**W. Gaston Caperton III**
*Chairman, Caperton Group;
Former President,
The College Board;
Former Governor,
State of West Virginia*

**Bernard H. Clineburg**
*Advisor to the Chairman;
and Former Executive
Chairman, Cardinal
Financial Corp.*

**W. Douglas Fisher**
*Former Chairman of the
Board, Virginia Commerce
Bancorp, Inc.*

**Theodore J. Georgelas**
*Commercial Real Estate
Developer; Managing
Director, Georgelas Group
Holdings, LLC*

**F. T. Graff, Jr.**
*Attorney-at-Law,
Senior Partner,
Bowles Rice LLP*

**John M. McMahon**
*Chairman, Miller &
Long Co., Inc.*

## Board of Advisors

*Washington, D.C., Northern Virginia, Suburban Maryland, North Carolina, South Carolina*



*Seated:* *Richard M. Patrick, Michael P. Fitzgerald, Lawrence K. Doll, James J. Consagra, Jr.,*
*Steven B. Peterson, Walter H. Aikens*

*Standing:* *Craige L. Smith, James A. Fernald III, Jeffrey B. Dierman, Dennis Cotter,*
*Theodore J. Georgelas, Mary K. Weddle, Peter A. Converse, Leonard Adler, Norris E. Mitchell,*
*John M. McMahon, Albert H. Small, Jr., Edward H. Kaplan*

## Board of Advisors

*West Virginia, Ohio, Pennsylvania, Western Maryland, Western Virginia*



*Seated:* *J. Thomas Moore, Virginia L. King, H. Dill Battle III, Diana Lewis Jackson,*
*Richard M. Adams*

*Standing:* *Anna J. Schultheis, Henry M. Kayes, Jr., Lawson W. Hamilton III, Richard M. Adams, Jr.,*
*Michael G. Campbell, W. Mark Tatterson, Thomas T. Mendenhall, W. Gaston Caperton IV,*
*Douglas B. Ernest, Stephen A. Hamer, R. Terry Butcher, James W. Dailey II, Darren K. Williams,*
*Robert A. McMillan*

# Safe. Sound. Secure.
# **Since 1839.**

United Bankshares, Inc. is a regional financial holding company with dual headquarters in Washington, D.C. and Charleston, WV. United is guided by safe, sound, and secure practices — backed by strong earnings, sound asset quality, and strong capital — that has allowed the Company to weather any storm for more than 180 years.



**$5.5**
*billion*
*market capitalization*



**36th**
*largest banking*
*company in the U.S.**



**250**
*offices in 8 states and*
*Washington, D.C.*



**$29**
*billion*
*in assets*



**49**
*consecutive years of*
*dividend increases*



**3,000**
*team members*
*across our footprint*

*Based on market capitalization















UNITED
BANKSHARES, INC.

UNITED BANK

UNITED BROKERAGE
Services, Inc.

GEORGE MASON MORTGAGE
A SUBSIDIARY OF UNITED BANK

CRESCENT MORTGAGE

UNITED BANKSHARES, INC
LISTING ANNIVERSARY
UBSI NasdaqListed
UNITED
BANKSHARES, INC.
Nasdaq



One of United's newest spaces in
Washington, D.C. lies at the corner of
Connecticut Avenue and L Street.

# United Values Awards

Each year, employees throughout United's footprint and across all lines of business are asked to nominate deserving peers for the Company's highest honor, the United Values Awards. Four outstanding individuals were chosen as the 2022 honorees, representing to the utmost level United's core values of Integrity, Hard Work, Teamwork, and Caring.

## Integrity



**Steve Morris**
*Director of Community Lending*
*George Mason Mortgage, Washington, D.C.*

Steve Morris began working at George Mason Mortgage (GMM) in 2021 with a big challenge: build a stronger community outreach lending strategy and advance the culture of mortgage lending to meet the needs of historically underserved borrowers. Steve persisted in his goals despite any circumstance. He's always believed in his work, helping people of color buy homes, leading a team of loan originators, expanding GMM's presence in underserved communities, and partnering with organizations to improve financial literacy in the D.C. Metro area.

## Teamwork



**Felisse Hickman**
*Branch Manager*
*United Bank, Sterling, VA / Ashburn, VA*

Described by her peers as a pillar of the Loudoun County, Va., community, Felisse Hickman is a true team player. She manages two branches, and her results are consistently commendable. She strives to collaborate with her teams to build trust and establish long-term customer relationships. Felisse not only meets, but exceeds goals, by working across departments and supporting other lines of business. Felisse is always looking ahead, planting seeds for the future, and finding new ways for her team to work together for the greater good.

## Hard Work



**Daniel Flynn**
*Fraud Investigations Manager*
*United Bank, Morgantown, WV*

While fraud continues to be an omnipresent threat in the banking industry, Daniel Flynn's hard work managing United's Fraud Department resulted in significantly lower-than-expected losses for the Bank in 2022. He spends countless hours committed to his role in ensuring minimal loss to the Bank and to its customers. As a true leader, Daniel often takes on extra alerts or cases to support his team's workload. He goes the extra mile to help customers and stays on top of the latest scams to ensure his team is ready to take action.

## Caring



**Jill Whisonant**
*Branch Manager*
*United Bank, Summerville, SC*

Jill Whisonant exemplifies United's core value of Caring through her passion for helping others. As a branch manager, her compassion for her team members, customers, and local community is on display throughout all her interactions. As a member of our CRA Action Committee, she strives to connect her Charleston Market teammates with meaningful volunteer and service opportunities in the community, resulting in a significant increase in volunteer engagement within the market. Jill is an outstanding ambassador of commitment to community service throughout United's footprint.

## United Bankshares, Inc. and Subsidiaries

### Shareholder Information

Analysts, investors, the press and others seeking financial information about United Bankshares, Inc. should contact W. Mark Tatterson, Executive Vice President and Chief Financial Officer, (304) 424-8716, at the Corporate Offices located at United Square, Fifth and Avery Streets, Parkersburg, West Virginia 26101.

Shareholders seeking general information regarding participation in the United Bankshares, Inc. Dividend Reinvestment Plan or a copy of United Bankshares, Inc. Report to the Securities and Exchange Commission, Form 10-K, should contact W. Mark Tatterson, Executive Vice President and Chief Financial Officer, (304) 424-8716.

United Bankshares, Inc. common stock is listed on NASDAQ, National Association of Securities Dealers Quotation System, National Market System. The quotation symbol is "UBSI."

### Website Addresses

www.ubsi-inc.com

www.bankwithunited.com

### Annual Meeting

The 2023 United Bankshares, Inc. Annual Meeting of Shareholders will be held on Wednesday, May 10, 2023 at 4:00 p.m. at the Congressional Country Club, 8500 River Road, Bethesda, MD.

### Independent Auditors

Ernst & Young LLP

900 United Center

P. O. Box 2906

Charleston, WV 25330

www.ey.com

### Registrar & Transfer Agent

Computershare

P. O. Box 43006

Providence, RI 02940

Toll free: (888) 470-5886

TDD for Hearing Impaired: (800) 231-5469

Foreign Shareholders: (201) 680-6578

TDD Foreign Shareholders: (201) 680-6610

www.computershare.com/investor

---

## CONSOLIDATED BALANCE SHEETS
### UNITED BANKSHARES, INC. AND SUBSIDIARIES
*(Dollars in thousands, except par value)*

| | December 31 2022 | December 31 2021 |
|---|---|---|
| **Assets** | | |
| Cash and due from banks | $ 294,155 | $ 282,878 |
| Interest-bearing deposits with other banks | 881,418 | 3,474,365 |
| Federal funds sold | 1,079 | 927 |
| Total cash and cash equivalents | 1,176,652 | 3,758,170 |
| Securities available for sale at estimated fair value (amortized cost-$5,011,729 at December 31, 2022 and $4,031,494 at December 31, 2021, allowance for credit losses of $0 at December 31, 2022 and December 31, 2021) | 4,541,925 | 4,042,699 |
| Securities held to maturity, net of allowance for credit losses of $18 at December 31, 2022 and $19 at December 31, 2021 (estimated fair value-$1,020 at December 31, 2022 and December 31, 2021) | 1,002 | 1,001 |
| Equity securities at estimated fair value | 7,629 | 12,404 |
| Other investment securities | 322,048 | 239,645 |
| Loans held for sale measured using fair value option | 56,879 | 504,416 |
| Loans and leases | 20,580,163 | 18,051,307 |
| Less: Unearned income | (21,997) | (27,659) |
| Loans and leases, net of unearned income | 20,558,166 | 18,023,648 |
| Less: Allowance for loan and lease losses | (234,746) | (216,016) |
| Net loans and leases | 20,323,420 | 17,807,632 |
| Bank premises and equipment | 199,161 | 197,220 |
| Operating lease right-of-use assets | 71,144 | 81,942 |
| Goodwill | 1,888,889 | 1,886,494 |
| Mortgage servicing rights, net of valuation allowance of $0 at December 31, 2022 and $883 at December 31, 2021 | 21,022 | 23,144 |
| Bank-owned life insurance ("BOLI") | 480,184 | 478,067 |
| Accrued interest receivable, net of allowance for credit losses of $0 at December 31, 2022 and $8 at December 31, 2021 | 94,890 | 64,512 |
| Other assets | 304,535 | 231,556 |
| TOTAL ASSETS | $ 29,489,380 | $ 29,328,902 |
| **Liabilities** | | |
| Deposits: | | |
| Noninterest-bearing | $ 7,199,678 | $ 7,496,560 |
| Interest-bearing | 15,103,488 | 15,853,703 |
| Total deposits | 22,303,166 | 23,350,263 |
| Borrowings: | | |
| Securities sold under agreements to repurchase | 160,698 | 128,844 |
| Federal Home Loan Bank ("FHLB") borrowings | 1,910,775 | 532,199 |
| Other long-term borrowings | 286,881 | 285,195 |
| Reserve for lending-related commitments | 46,189 | 31,442 |
| Operating lease liabilities | 75,749 | 86,703 |
| Accrued expenses and other liabilities | 189,729 | 195,628 |
| TOTAL LIABILITIES | 24,973,187 | 24,610,274 |
| **Shareholders' Equity** | | |
| Preferred stock, $1.00 par value; Authorized-50,000,000 shares, none issued | 0 | 0 |
| Common stock, $2.50 par value; Authorized-200,000,000 shares; issued-142,011,560 and 141,360,266 at December 31, 2022 and December 31, 2021, respectively, including 7,266,438 and 4,967,508 shares in treasury at December 31, 2022 and December 31, 2021, respectively | 355,029 | 353,402 |
| Surplus | 3,168,874 | 3,149,955 |
| Retained earnings | 1,575,426 | 1,390,777 |
| Accumulated other comprehensive loss | (332,732) | (4,888) |
| Treasury stock, at cost | (250,404) | (170,618) |
| TOTAL SHAREHOLDERS' EQUITY | 4,516,193 | 4,718,628 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 29,489,380 | $ 29,328,902 |

*For additional financial information, please see United's 2022 Form 10-K filed with the Securities and Exchange Commission and available on our website at www.ubsi-inc.com*

**CONSOLIDATED STATEMENTS OF INCOME**
UNITED BANKSHARES, INC. AND SUBSIDIARIES

*(Dollars in thousands, except per share data)*

| | Year Ended December 31 | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| **Interest income** | | | |
| Interest and fees on loans and leases | $ 864,583 | $ 724,493 | $ 721,829 |
| Interest on federal funds sold and other short-term investments | 22,950 | 8,734 | 9,780 |
| Interest and dividends on securities: | | | |
| Taxable | 105,780 | 54,678 | 61,808 |
| Tax-exempt | 8,677 | 7,212 | 4,965 |
| Total interest income | 1,001,990 | 795,117 | 798,382 |
| **Interest expense** | | | |
| Interest on deposits | 80,237 | 41,620 | 78,579 |
| Interest on short-term borrowings | 1,785 | 693 | 1,027 |
| Interest on long-term borrowings | 23,537 | 10,070 | 29,003 |
| Total interest expense | 105,559 | 52,383 | 108,609 |
| Net interest income | 896,431 | 742,734 | 689,773 |
| Provision for credit losses | 18,822 | (23,970) | 106,562 |
| Net interest income after provision for credit losses | 877,609 | 766,704 | 583,211 |
| **Other income** | | | |
| Fees from trust services | 17,216 | 16,552 | 13,903 |
| Fees from brokerage services | 16,412 | 15,559 | 11,758 |
| Fees from deposit services | 40,557 | 38,689 | 34,833 |
| Bankcard fees and merchant discounts | 6,580 | 5,485 | 4,066 |
| Other service charges, commissions, and fees | 3,267 | 2,990 | 2,596 |
| Income from bank-owned life insurance | 9,188 | 6,840 | 7,217 |
| Income from mortgage banking activities | 42,690 | 171,692 | 266,094 |
| Mortgage loan servicing income | 9,235 | 9,605 | 6,213 |
| Net gain on the sale of bank premises | 0 | 0 | 2,229 |
| Net investment securities gains | 776 | 2,676 | 3,155 |
| Other income | 7,340 | 8,040 | 2,711 |
| Total other income | 153,261 | 278,128 | 354,775 |
| **Other expense** | | | |
| Employee compensation | 242,408 | 279,970 | 274,661 |
| Employee benefits | 45,944 | 53,871 | 48,870 |
| Net occupancy expense | 45,129 | 42,034 | 41,303 |
| Other real estate owned ("OREO") expense | 2,138 | 5,370 | 3,805 |
| Net losses on the sales of OREO properties | 700 | 54 | 1,972 |
| Equipment expense | 29,320 | 25,979 | 20,861 |
| Data processing expense | 29,997 | 31,446 | 35,420 |
| Mortgage loan servicing expense and impairment | 7,099 | 12,246 | 9,431 |
| Bankcard processing expense | 1,938 | 1,706 | 1,735 |
| FDIC insurance expense | 11,988 | 8,346 | 10,132 |
| FHLB prepayment penalties | 0 | 15 | 10,385 |
| Other expense | 138,426 | 120,942 | 119,671 |
| Total other expense | 555,087 | 581,979 | 578,246 |
| Income before income taxes | 475,783 | 462,853 | 359,740 |
| Income taxes | 96,156 | 95,115 | 70,717 |
| Net income | $ 379,627 | $ 367,738 | $ 289,023 |
| Earnings per common share: | | | |
| Basic | $ 2.81 | $ 2.84 | $ 2.40 |
| Diluted | $ 2.80 | $ 2.83 | $ 2.40 |
| Dividends per common share | $ 1.44 | $ 1.41 | $ 1.40 |
| Average outstanding shares: | | | |
| Basic | 134,776,241 | 129,276,452 | 120,017,247 |
| Diluted | 135,117,512 | 129,512,853 | 120,090,232 |

*For additional financial information, please see United's 2022 Form 10 K filed with the Securities and Exchange Commission and available on our website at www.ubsi inc com*

**FORWARD-LOOKING STATEMENTS**

This report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. United desires to provide its shareholders with sound information about past performance and future trends. Consequently, any forward-looking statements contained in this report involve numerous assumptions, risks and uncertainties. Forward-looking statements can be identified by the use of the words "expect," "may," "could," "intend," "project," "estimate," "believe," "anticipate," and other words of similar meaning. United cannot assure that any of these statements, estimates, or beliefs will be realized and actual results may differ from those contemplated in these "forward-looking statements." United undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. Factors which may cause actual results to differ materially from those contained in such forward-looking statements include those identified in United's most recent Form 10-K and subsequent SEC filings which are available at www.ubsi-inc.com.

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**UNITED**
**BANKSHARES, INC.**

ubsi-inc.com



RALEIGH, NC



CHARLESTON, WV



RICHMOND, VA



MORGANTOWN, WV